Filed by Marriott International, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934 as amended

Subject Company:

Starwood Hotels & Resorts Worldwide, Inc.

Commission File No.: 001-07959

Arne Sorenson

President and CEO at Marriott International

Marriott Starwood Merger: Top Priority is People

Nov 19, 2015

This week’s news that our company will be acquiring Starwood stunned many people, including most of our associates and loyal guests. The nature of the deal meant we had to maintain confidentiality beforehand, but now that we can talk openly we want to be sure our associates and loyal guests are part of the conversation.

Bill Marriott and I met with Starwood associates Monday and many of our associates yesterday. We wanted to thank them for their stellar service — it’s what has built these companies and made possible the creation of the world’s largest hotel company.

In my previous LinkedIn post, I explained the business reasoning behind the merger. Now, I’d like to talk about what the merger might mean for the people who work with us, stay with us and host us in their communities.

First, the associates. These are the people at the heart of both Starwood and Marriott. “Put People First” is the top core value at Marriott and I can tell you from experience that it is taken seriously in every facet of our company. Our founder, J. Willard Marriott, had a favorite line that is still very much in use: “Take care of associates and they’ll take care of your customers and the customers will come back again and again.”

In the hotel business, you simply cannot succeed without great people who are empowered and proud of their work. In fact, when our Executive Chairman Bill Marriott, J. Willard’s son, talks about the merger, this is always his primary focus. “This is a day of celebration for my family, Marriott International and Starwood. It’s also a day of gratitude to all our hard-working associates,” he wrote in a post here on the day we announced the merger.

Much of the reason we wanted to bring these companies together is that they have the most experienced, talented associates in the world. We don’t know now exactly what a merged company will look like, and there will certainly be changes, but we do know that it will benefit from the respective talents of both teams.

Another top priority for us as we come together is to treat our loyal guests with the care and attention they deserve. We recognize that Marriott Rewards and Starwood Preferred Guest (SPG) are two of the best loyalty programs in the industry, each with passionate followings.

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In every aspect of our business, and especially in our core areas that impact people, we will be sharing best practices, success stories and ideas, so that we will come together stronger than we are apart.

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While we will be spending a great deal of time in the coming months developing our strategy for SPG and Marriott Rewards, our members should take comfort in the fact that we know without a doubt these loyalty programs are the most powerful tool we have for developing strong relationships with our best customers. The SPG program was one of the most attractive aspects of our acquisition of Starwood. To state the obvious, devaluing points or member benefits is not the way to preserve and strengthen these programs, which is our aim. We will keep our customers in the loop as we work through the strategy. In fact, we are likely to involve many members of each program in crafting the strategies that are most exciting to them.

Another area that is critical to this merger is sustainability. In industry meetings over the last few years, it was usually Marriott and Starwood that were pushing strongest for sustainability to be on the industry agenda. Marriott and Starwood are each deeply committed to environmentally-sound practices. As we come together and grow further, we will push toward greater progress on goals such as water reduction, energy efficiency, responsible development and climate action.

Part of what is exciting about coming together is that in every aspect of our business, and especially in our core areas that impact people, we will be sharing best practices, success stories and, perhaps most important, ideas, so that we will come together stronger than we are apart.

Photo Credits: Emily Hickey, Marriott International.

1) Marriott International CEO Arne Sorenson with Starwood associates

2) Marriott Executive Chairman Bill Marriott with Starwood associates

Related Links:

Marriott International to Acquire Starwood Hotels & Resorts Worldwide Marriott International 2015 Sustainability Report

Starwood Global Citizenship: Sustainability

Follow me and other travel insiders on LinkedIn at Overheard@Marriott

No Offer of Solicitation

The information in this communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

The proposed transaction will be submitted to Marriott and Starwood stockholders for their consideration. In connection with the proposed transaction, Marriott will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Marriott and Starwood that will also constitute a prospectus of Marriott. Investors and security holders are urged to read the joint proxy statement and registration statements/prospectuses and any other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Marriott and Starwood file with the SEC at the SEC’s website at www.sec.gov. In addition, these documents may be obtained from Marriott free of charge by directing a request to investorrelations@marriott.com, or from Starwood free of charge by directing a request to ir@starwoodhotels.com.

Participants in Solicitation

Marriott, Starwood, and certain of their respective directors and executive officers may be deemed to be participants in the proposed transaction under the rules of the SEC. Investors and security holders may obtain information regarding the names, affiliations and interests of Marriott’s directors and executive officers in Marriott’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 19, 2015, and its proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 7, 2015. Information regarding the names, affiliations and interests of Starwood’s directors and executive officers may be found in Starwood’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 25, 2015, and its definitive proxy statement for its 2015 Annual Meeting, which was filed with the SEC on April 17, 2015. These documents can be obtained free of charge from the sources listed above. Additional information regarding the interests of these individuals will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Note on forward-looking statements

This communication contains “forward-looking statements” within the meaning of U.S. federal securities laws, including the parties’ plans for closing the transaction; the resulting impact on the size of Marriott’s operations; statements concerning the benefits of the transaction, including the combined company’s future financial and operating results, plans and expectations; and anticipated future events and expectations that are not historical facts. We caution you that these statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including the receipt of necessary consents, and other risk factors that we identify in our most recent quarterly report on Form 10-Q and in our most recent current report on Form 8-K. Any of these factors could cause actual results to differ materially from the expectations we express or imply in this communication. We make these forward-looking statements as of the date of this communication. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.